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SEC FILE NUMBER
8-50538

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/01/2021 (MM/DD/YY) AND ENDING 10/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BMO NESBITT BURNS SECURITIES LTD.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 First Canadian Place- 100 King Street West
(No. and Street)

Toronto	Ontario, Canada	M5X1A1
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angela Chang	+1(647)326-1493	angela.chang@bmo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

333 Bay Street, Suite 4600	Toronto	ONT	M5H2S5
(Address)	(City)	(State)	(Zip Code)

	85
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NESBITT BURNS SECURITIES LTD.

(A Wholly Owned Subsidiary of BMO Nesbitt Burns Inc.)

Financial Statements and Supplementary Schedules

October 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e) (3) of Rule 17a-5 of the Securities and Exchange Commission

NESBITT BURNS SECURITIES LTD.

(A Wholly Owned Subsidiary of BMO Nesbitt Burns Inc.)

Financial Statements and Supplementary Schedules

October 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e) (3) of Rule 17a-5 of the Securities and Exchange Commission

OATH OR AFFIRMATION

I, Ian Narine, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BMO NESBITT BURNS SECURITIES LTD., as of October 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: I. Narine

Title: CFO

John Paul Cook, Notary Public, Province of Ontario, limited to the attestation of instruments and the taking of affidavits, for the Bank of Montreal and its subsidiaries. Expires October 27, 2025.

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
BMO Nesbitt Burns Securities Ltd.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BMO Nesbitt Burns Securities Ltd. (the Entity) as of October 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Entity as of October 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KPMG

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Entity's financial statements. The supplemental information is the responsibility of the Entity's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Entity's auditor since 2002.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
December 19, 2022

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly Owned Subsidiary of BMO Nesbitt Burns Inc.)

Table of Contents

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e) (3) of Rule 17a-5 of the Securities and Exchange Commission

BMO NESBITT BURNS SECURITIES LTD.

(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)

Statement of Financial Condition

October 31, 2022

Assets

Cash	$	932,601
Securities owned, at fair value		3,252,820
Receivable from Clearing Broker		1,055,306
Deposit with Financial Industry Regulatory Authority		2,091
Current tax asset		70,938
Deferred tax asset		48
Total assets	$	5,313,804

Liabilities and Shareholder's Equity

Liabilities:		
Payable to affiliates	$	133,067
Accrued compensation and related benefits		138,194
Accounts payable and accrued expenses		14,576
Total liabilities	$	285,837
Stockholder's equity:		
Common stock, no par value, 100 issued and outstanding	$	1,000,000
Additional paid-in capital		1,000,000
Retained earnings		3,027,967
Total stockholder's equity		5,027,967
Total liabilities and stockholder's equity	$	5,313,804

See accompanying notes to financial statements.

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)
Statement of Operations
Year Ended October 31, 2022

Revenues:		
Investment advisory fee income	$	4,658,802
Securities commissions		891,692
Other income		277,789
	$	5,828,283
Expenses:		
Employee compensation and benefits	$	2,326,443
Intercompany services		965,970
Technology and communications		843,515
Brokerage and clearing fees		397,190
Regulatory fees		156,898
Occupancy		31,459
Other		191,314
	$	4,912,789
Income before income tax expense	$	915,494
Income tax expense		237,401
Net income	$	678,093

See accompanying notes to financial statements.

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)
Statement of Changes in Stockholder's Equity
October 31, 2022

	Common Stock	Additional Paid-in capital	Retained Earnings	Total
Balance, beginning of year	$ 1,000,000	$ 1,000,000	$ 4,949,874	$ 6,949,874
Net income	—	—	678,093	678,093
Dividends paid	—	—	(2,600,000)	(2,600,000)
Balance, end of year	$ 1,000,000	$ 1,000,000	$ 3,027,967	$ 5,027,967

See accompanying notes to financial statements.

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)
Statement of Cash Flows
Year Ended October 31, 2022

Cash flows from operating activities:		
Net income	$	678,093
Adjustments to reconcile net income to net cash used by operating activities:		
Increase to current tax asset, net		(70,938)
Decrease to deferred tax asset		35
Decrease in operating assets:		
Securities owned, at fair value		2,596,521
Receivable from Clearing Broker		2,434
Deposit with Financial Industry Regulatory Authority		6,886
Increase (decrease) in operating liabilities:		
Payable to affiliates, net		123,569
Accrued compensation and related benefits		(12,594)
Accounts payable and accrued expenses		(11,972)
Current tax payable		(95,336)
Net cash provided by operating activities	$	3,216,698
Cash flows used in financing activities:		
Dividends paid		(2,600,000)
Net increase in cash	$	616,698
Cash at beginning of year		315,903
Cash at end of year	$	932,601
Supplemental disclosure for cash flow information:		
Cash paid during the year for income taxes, net	$	399,266

See accompanying notes to financial statements.

(1) Organization and Description of Business

BMO Nesbitt Burns Securities Ltd. (the "Company") was incorporated under the Canada Business Corporations Act on September 23, 1997. In the United States of America, the Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary source of revenue is investment advisory and commission fees for services provided to U.S. resident clients. The Company clears transactions executed on U.S. exchanges on a fully disclosed basis through National Financial Services LLC (the "Clearing Broker"). Accordingly, the Company does not hold customer funds or safe keep customer securities pursuant to SEC Rule 15c3-3(k)(2)(ii).

The Company is a wholly-owned subsidiary of BMO Nesbitt Burns Inc. (the "Parent"), a Canadian-owned investment dealer. The Parent is wholly-owned by Bank of Montreal Holdings Inc., which is a wholly-owned subsidiary of Bank of Montreal (the "Bank"). The Parent is a member of the Investment Industry Regulatory Organization of Canada and a participant on all major Canadian stock exchanges. The Company is located in Toronto, Canada.

(2) Significant Accounting Policies

(a) Basis of Accounting

The Company maintains its financial records in United States dollars. These financial statements are prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

(b) Use of Estimates

The preparation of the financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant assets and liabilities for which we must make estimates and judgments include the financial instruments measured at fair value and income taxes and deferred tax assets. If actual results were to differ from the estimates, the impact would be recorded in future periods.

The economic outlook for Canada and the U.S. is subject to several risks that could lead to a severe downturn, including, persistent high inflation and significant further increases in interest rates, an escalation of the conflict in Ukraine, rising geopolitical tensions between the U.S. and China, and the pandemic. A significant housing market correction could also occur if monetary policy becomes overly restrictive to control inflation. The impact on BMO's and our business, results of operations, reputation, financial performance and condition, including the potential for credit, counterparty and mark-to-market losses, its credit ratings and regulatory capital and liquidity ratios, as well as impacts to its customers and competitors, will depend on future developments, which remain uncertain. By their very nature, the judgments and estimates we make for the purposes of preparing our financial statements relate to matters that are inherently uncertain. However, we have detailed policies and

(Continued)

internal controls that are intended to ensure the judgments made in estimating these amounts are well controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at October 31, 2022.

(c) Translation of Foreign Currencies

We conduct business in both Canadian and United States currencies. Monetary assets and liabilities are translated into United States dollars at the exchanges rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated into United States dollars at historical rates. Foreign currency differences, if any, arising on translation are recorded in the Statement of Operations, other income. Revenue and expenses denominated in foreign currencies are translated using average exchange rate for the year.

(d) Cash

Cash represents funds held in the Company's bank accounts for firm operating activities.

(e) Securities owned, at fair value

Securities owned, at fair value consist of United States Treasury Bills recorded at fair value with any unrealized gains and losses resulting from subsequent measurement of the fair value of the securities included in other income in the Statement of Operations. Purchase premiums and discounts are recognized in other income using the effective interest method over the terms to maturity of the securities.

(f) Income Taxes

FASB ASC Topic 740, "Income Taxes", establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact the Company's financial condition or the Company's results of operations.

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carry forwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

(Continued)

(g) Securities Transactions

Securities transactions are recorded on a trade date basis.

(h) Recognition of Revenues

Except as otherwise disclosed in the financial statements, revenue is recognized on an accrual basis.

(1) Investment advisory fee income

Investment advisory fee income is composed of asset management fees charged to client accounts and is recognized when earned.

(2) Securities commissions

Securities commissions are charged to client securities accounts for transaction-based brokerage services such as exchange listed equity securities and fixed income products. Revenue is recognized based on trade date.

(3) Other income

Other income is composed primarily of interest income and unrealized gains/losses earned on investment in U.S. Treasury Bills and client margin loan interest income. Revenue is recognized when earned.

(i) Recently adopted accounting standards

There were no new accounting standards adopted in the current year.

(3) Fair Value Measurements

FASB ASC 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820 are used to measure fair value. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with ASC 820.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used

(Continued)

when available. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Significant Transfers

Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changes in market conditions.

As of October 31, 2022, the categorization of the Company's securities owned, at fair value within the fair value hierarchy, is as follows:

	Level 1	Level 2	Level 3
Securities owned, at fair value	---	$ 3,252,820	---
	---	$ 3,252,820	---

During the year, securities owned, at fair value, were transferred from Level 1 to Level 2 due to reduced observability of the inputs used to value the securities.

Determination of Fair Value

Securities owned, at fair value are recorded at fair value based on prevailing market prices for securities. Cash, receivable from Clearing Broker, payable to affiliates, accrued compensation and related benefits and accounts payable and accrued expenses are recorded at amounts that approximate fair value due to their highly liquid nature and short-term maturity.

(Continued)

(4) Income Taxes

For Canadian tax purposes, the Company files its federal and provincial tax returns separately. The Company files its Canadian federal and provincial tax returns using its functional currency (USD).

The current and deferred portions of the income tax expense included in the Statement of Operations for the year ended October 31, 2022 are as follows:

	Current	Deferred	Total
Federal	$134,969	$20	$134,989
Provincial	$102,397	$15	$102,412
	$237,366	$35	$237,401

Deferred income taxes are generated from temporary differences relating to amortization of capital assets, which are fully amortized for accounting purposes.

A reconciliation of the differences between the expected income tax expense on income computed at the Canadian statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense at Canadian combined federal and provincial tax rate	$241,507	26.38%
Tax related to previous years	(4,106)	(0.45%)
Income tax expense	$237,401	25.93%

(5) Related-Party Transactions

(a) Statement of Financial Condition

The Company maintains its cash balances at the Bank. As of October 31, 2022, the cash balance was $432,601. The Company incurred $49 of bank related service costs during the year.

Payable to affiliates relates to the net of intercompany services paid by the Parent on behalf of the Company and revenues collected by the Parent on behalf of the Company. As at October 31, 2022, the balance was $133,067.

(Continued)

(b) Statement of Operations – Expenses

The following table summarizes the intercompany service expense included in the Statement of Operations:

Intercompany services:	
Shared service expense	$197,186
Compliance and business oversight	258,900
Support and compliance service expenses	509,884
	$965,970

The Company entered into an agreement with the Bank to receive various services relating to automated teller machine network support, administration of fund accounts and settlement of all global securities transactions. The Company also reimbursed the Bank for external audit services paid by the Bank on behalf of the Company. For the year ended October 31, 2022, the Company incurred $197,186 in intercompany shared service expenses.

The Company entered into an agreement with its Parent to receive compliance oversight services, which consisted of employees overseeing the Company's compliance activities, FINRA and SEC related matters. Business and management oversight were also provided along with board representation. For the year ended October 31, 2022, the Company incurred $258,900 in salary expenses.

The Company entered into an agreement with BMO Harris Bank National Association, an entity under common control, to receive various back-office functions relating to marketing, communications, enterprise risk and portfolio management, finance, tax, legal, anti-money laundering support services, compliance and corporate overhead. For the year ended October 31, 2022, the Company incurred $509,884 in intercompany support and compliance service expenses.

(6) Financial Instruments

(a) Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. All of the clearing and depository operations for the Company are performed by its Clearing Broker pursuant to a clearing agreement ("the Agreement"). The Company and the Clearing Broker review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

(Continued)

(b) Market Risk

The securities owned by the Company involve varying degrees of market risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures.

(7) Receivable from Clearing Broker

Amounts receivable from the Clearing Broker at October 31, 2022, consist of the following:

	Receivable
Fees and commissions receivable	$ 955,306
Deposit with Clearing Broker	100,000
	$ 1,055,306

(8) Deposit with Clearing Broker

In accordance with the Agreement with the Clearing Broker, the Company introduces clients to the Clearing Broker, to be dealt with and carried on the books of the Clearing Broker, in accordance with SEC rules. Accordingly, the Company does not carry or hold customers' cash or securities.

The Clearing Broker performs certain securities trading, clearing and settling and recordkeeping services as agent for and on behalf of the Company. The Clearing Broker performs its services for a flat fee per trade, subject to certain additional charges. Interest relating to client accounts is also split according to the Agreement. The Company is responsible for any losses or bad debts incurred by the Clearing Broker and is required to lodge a cash deposit with the Clearing Broker. As of October 31, 2022, $100,000 of cash was deposited with the Clearing Broker.

(9) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c31), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. The Company has elected to compute its net capital requirements under the alternative method, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to SEC Rule 15c3-3. At October 31, 2022, the Company's net capital of $4,915,864 was in excess of the minimum requirement by $4,665,864.

(Continued)

(10) Subsequent Events

The Company registered with the Ontario Securities Commission (the "OSC") on November 3, 2022. Registration with the OSC allows the Company to service Canadian resident U.S. retirement accounts for clients who were a resident of the U.S. when such accounts were established.

The Company performed an evaluation of subsequent events through December 19, 2022, which is the date the financial statements were issued, and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements as of October 31, 2022.

(Continued)

Schedule I

BMO NESBITT BURNS SECURITIES LTD.

(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
October 31, 2022

Net capital:		
Total stockholder's equity	$	5,027,967
Deductions and/or charges:		
Nonallowable assets		
Deposit with Financial Industry Regulatory Authority		2,091
Current tax asset		70,938
Deferred tax asset		48
Cash balance reported as receivable from affiliate		25,984
Total deductions		99,061
Net capital before haircuts on securities		4,928,906
Haircuts on investment securities		13,042
Net capital		4,915,864
Alternative net capital requirements - greater of 2% of combined aggregate debit items or $250,000 of Rule 15c3-3 Reserve Formula debits		250,000
Excess net capital	$	4,665,864
Net capital in excess of 5% of combined aggregate debit items or 120% of minimum net capital requirements	$	4,615,864

This schedule does not differ materially from the computation of net capital under Rule 15c3-1 as of October 31, 2022, filed by the Company on Form X-17A-5 with FINRA on November 24, 2022.

See accompanying notes to financial statements.

BMO NESBITT BURNS SECURITIES LTD.

(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)
Computation for Determination of Customer Reserve Requirements
and PAB Accounts Reserve Requirements under Rule 15c3-3 of the
Securities and Exchange Commission
October 31, 2022

The Company is exempt from computing the reserve requirements under Rule 15c3-3 paragraph (k)(2)(ii) of the Securities and Exchange Commission.

BMO NESBITT BURNS SECURITIES LTD.

(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)
Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission
October 31, 2022

The Company is exempt from including information relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

KPMG

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
BMO Nesbitt Burns Securities Ltd.:

We have reviewed management's statements, included in the accompanying BMO Nesbitt Burns Securities Ltd. Exemption Report (the Exemption Report), in which BMO Nesbitt Burns Securities Ltd. (the Entity) identified the following provisions of 17 C.F.R. § 240. 15c3-3(k) under which the Entity claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the exemption provisions); and the Entity stated that it met the identified exemption provisions throughout the year ended October 31, 2022, without exception. The Entity's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Entity's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
December 19, 2022

BMO | BMO Nesbitt Burns Securities

Nesbitt Burns Securities Limited Exemption Report

Nesbitt Burns Securities Limited (the "Company" or "NBSL") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4), To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §24015c3-3 under the following provisions of 17 C.F.R. §240 15c3-3(k)(2)(ii).
(2) The Company met the identified exemption provisions in 17 C.F.R. §240 15c3-3(k)(2)(ii) throughout the period from November 1, 2021 to October 31, 2022 without exception.

Nesbitt Burns Securities Limited.

I, Ian Narine, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: I. Narine

Title: CFO, Financial and Operations Principal

Date: Dec 19th 2022